Kirby A. Tyndall
Chief Financial Officer
June 13, 2008
VIA EDGAR
Mr. Justin Dobbie
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank of Granite Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A Filed March 20, 2008 File No. 000-15956
Dear Mr. Dobbie:
I am writing regarding the comment letter we received from the Division of Corporation Finance dated June 3, 2008, which contains comments on the filings referenced above. Your letter requested that we respond within ten business days or tell you when we will provide a response. As we discussed on the telephone, we believe it will take more than ten business days to respond to all of the staff’s comments. We believe it may take up to ten additional business days from the original deadline set forth in your letter, such that we would provide responses to all comments on or before July 1, 2008. Please contact the undersigned immediately if this schedule presents any problems or is not acceptable to the staff. I can be reached at (828) 496-2026.
Thank you for your assistance and cooperation.
Sincerely,
/s/ Kirby A. Tyndall
Kirby A. Tyndall
Executive Vice President and
     Chief Financial Officer

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	Phone 828.496.2026 Facsimile 828.496.2010 ktyndall@bankofgranite.com